MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005, Acclaim’s MD&A for the year ended December 31, 2005 and the unaudited Consolidated Financial Statements of Canetic Resources Trust (“Canetic”) and notes thereto for the nine months ended September 30, 2006.  This MD&A is dated November 8, 2006. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This discussion provides Management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.  Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward-Looking Statements” section of this MD&A.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measures

Management uses funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.  Refer to the “Funds Flow From Operations” section of the MD&A for a reconciliation of funds flow from operations.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of net debt.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.  Readers should refer to the “Cash Distributions” section of the MD&A for the calculation of the payout ratio.

We use the terms operating and cash netbacks to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.  Readers should refer to the “Net Earnings Per Unit of Production” section of the MD&A for a reconciliation of operating and cash netbacks.

We use the term total capitalization, which we define as net debt including convertible debentures plus market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of total capitalization.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

PROPOSED TAXATION OF INCOME TRUSTS

On October 31, 2006, the Canadian Federal government proposed changes to the taxation of Canadian income trusts.  The effect of the impending legislation is to tax income generated by income trusts at the same level as income generated by corporations.  Income trusts in existence on the date of the announcement would not be subject to this new tax until the taxation year 2011.  Canetic’s distributions will not be subject to the new measures until then.  We will continue to review the legislation and information as it becomes available and position our business accordingly.

HIGHLIGHTS

•

On August 31, 2006, Canetic closed the acquisition of a private company which included natural gas and oil interests in central Alberta and northeastern British Columbia (the “Property Interests”).  Canetic financed the approximately $900 million acquisition with a $690 million bought deal equity and debenture financing, which closed August 24, 2006, as well as through available credit facilities.

Production from the Property Interests at closing was approximately 13,500 barrels of oil equivalent per day (“boe/d”) comprised of 70.0 million cubic feet (“mmcf/d”) of natural gas and 1,600 barrels per day (“bbl/d”) of crude oil and natural gas liquids.  The acquisition increases Canetic’s overall production to in excess of 80,000 boe/d and balances the portfolio to 53 percent crude oil and natural gas liquids and 47 percent natural gas.  The acquisition also increases Canetic’s total proved plus probable reserves to nearly 275 million boe.  The assets are complementary to Canetic’s current properties in the Peace River Arch and Rocky areas.

Under the bought deal financing, which closed August 24, 2006, Canetic issued 20,769,000 trust units for gross proceeds of $460 million and $230 million principal amount of 6.5% convertible extendible unsecured subordinated debentures.  The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 6.5%, a final maturity date of December 31, 2011, and will be converted into trust units of Canetic at a price of $26.55 per trust unit.  The convertible debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2006.  The transaction was effective June 1, 2006.

•

Production for the three months ended September 30, 2006 averaged 74,475 boe/d including 44,239 bbl/d of crude oil and liquids and 181.4 mmcf/d of natural gas. Production averaged 72,431 barrels of oil equivalent per day (“boe/d”) for the nine months ended September 30, 2006, a 78 percent increase from 40,770 boe/d reported for the same period a year earlier.

•

Funds flow from operations totalled $580.1 million, a 128 percent increase from $254.0 million reported for the same nine month period a year earlier.  On a per unit basis, funds flow from operations increased one percent to $2.91 per basic unit.  Funds flow from operations for the third quarter 2006 totalled $200.3 million or $0.95 per basic unit, a 116 percent increase from $92.7 million or $1.03 per basic unit a year earlier.

•

During the first nine months of 2006 we participated in the drilling of 263 gross (125.6 net) wells including 92 gross (43.2 net) wells in the third quarter.

•

We paid cash distributions of $0.23 per unit per month to our unitholders during the quarter which represents a payout ratio of approximately 72 percent based on funds flow from operations of $200.3 million.

ACQUISITION OF STARPOINT ENERGY TRUST

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) received the necessary approval of their unitholders to combine the two trusts to form Canetic.  The transaction closed January 5, 2006.

Pursuant to the merger, each Acclaim unitholder received 0.8333 of a Canetic trust unit for each Acclaim trust unit they held and each StarPoint unitholder received 1.000 Canetic trust unit for each unit they held.  In addition, unitholders of both trusts received common shares of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint.  All trust units of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

The transaction between Acclaim and StarPoint was accounted for as an acquisition by Acclaim, therefore Acclaim’s results and operating history have been utilized for comparative purposes.  The operating and financial results for the period include the StarPoint assets from the date of closing, January 5, 2006.

RESULTS OF OPERATIONS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING INFORMATION

Three Months Ended	2006		2005				2004
($000s except per unit amounts)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Production
Natural gas (mmcf/d)	181.4	166.0	176.1	105.8	107.4	100.6	104.1	108.2
Crude oil (bbl/d)	38,314	37,348	37,625	16,945	17,213	17,947	19,043	18,739
Natural gas liquids (bbl/d)	5,925	5,043	5,763	4,970	5,110	5,302	5,698	6,005
Boe/d @ 6:1	74,475	70,061	72,737	39,541	40,227	40,017	42,089	42,780

Petroleum and natural gas sales	368,502	341,205	350,346	234,098	217,449	177,501	171,201	170,504
Funds flow from operations	200,268	185,053	194,741	106,477	92,679	80,516	80,803	73,804
Per unit – basic(1)(2)	0.95	0.92	0.97	1.16	1.03	0.92	0.92	0.85
Per unit – diluted(1)(2)	0.93	0.89	0.96	1.14	1.02	0.91	0.91	0.85
Net earnings (loss)	102,663	82,875	59,195	48,662	6,538	27,473	(16,825)	23,736
Per unit – basic(1)(2)	0.49	0.41	0.29	0.53	0.07	0.31	(0.19)	0.28
Per unit – diluted(1)(2)	0.48	0.40	0.29	0.53	0.07	0.31	(0.19)	0.28

(1)  When calculating the weighted average number of units for a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

(2)  All units of Acclaim up to the merger on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

Production volumes during the third quarter averaged 74,475 boe/d, an increase of six percent from 70,061 boe/d reported for the second quarter of 2006.  Crude oil prices maintained their strength with the West Texas Intermediate (“WTI”) price averaging US$70.55 per barrel in the third quarter, as compared to US$70.70 per barrel in the second quarter of 2006.  The AECO Daily Spot price for natural gas however, averaged $5.55/mcf in the third quarter as compared to $6.00/mcf during the second quarter of 2006.  The results of operations during the third quarter include the acquisition from the date of closing, August 31, 2006.

The transaction with StarPoint was accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results for the nine months ended September 30, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006.  Comparative results are those of Acclaim only.  Had Canetic recorded the transaction from January 1, 2006, funds flow from operations for the first nine months of 2006 would have been $584.6 million and production would have averaged 72,930 boe/d including 43,687 bbl/d of crude oil and liquids and 175.5 mmcf/d of natural gas.

Quarter over quarter petroleum and natural gas sales have been influenced by increases in production volumes and changes in commodity prices.  Although commodity prices have increased significantly since the fourth quarter of 2004, some of the gains in natural gas prices were taken back during this quarter.  In combination with increased production volumes from the ChevronTexaco property acquisition in June 2004, the StarPoint merger in January 2006 and the most recent acquisition which closed August 31, 2006, petroleum and natural gas sales have continued to increase quarter over quarter.

The variation of net earnings, quarter over quarter, is primarily a result of accounting for changes in depletion rates, the provision for future income taxes and accounting for unrealized gains and losses on financial derivatives.  Net earnings in the third quarter 2006 reflects a $72.4 million unrealized hedging gain based on the mark to market price of crude oil and natural gas as at September 30, 2006.

PRODUCTION

	Three Months Ended September 30		Nine Months Ended September 30
Production(1)	2006	2005	2006	2005
Natural gas (mmcf/d)	181.4	107.4	174.5	104.0
Crude oil (bbl/d)	38,314	17,213	37,765	18,061
Natural gas liquids (bbl/d)	5,925	5,110	5,577	5,368
Barrel of oil equivalent (boe/d, 6:1)	74,475	40,227	72,431	40,770
Percentage crude oil and natural gas liquids	59%	55%	60%	57%

(1) Production volumes associated with the StarPoint acquisition are included from the date of closing, January 5, 2006.

Production volumes for the nine months ended September 30, 2006, include production from the Property Interests from the date of closing August 31, 2006, and the acquisition of StarPoint from the date of closing, January 5, 2006.  As a result of the most recent acquisition, the production of crude oil and natural gas liquids relative to total production decreased slightly to 59 percent in the third quarter of 2006.  This compares to 61 percent in the second quarter of 2006.

Crude oil and natural gas liquids production for the first nine months of 2006 averaged 43,342 boe/d, an 85 percent increase over the 23,429 boe/d reported for the corresponding period in 2005.  Production in the third quarter averaged 44,239 boe/d, up more than 98 percent from production levels in the third quarter of 2005.

Natural gas sales for the first nine months of the year averaged 174.5 mmcf/d, 68 percent higher than the 104.0 mmcf/d reported for the nine months ended September, 30, 2005.  During the third quarter natural gas sales averaged 181.4 mmcf/d, 69 percent higher than the 107.4 mmcf/d reported during the same quarter in 2005.

On a barrel of oil equivalent basis, year-to-date production increased 78 percent to 72,431 boe/d as compared to 40,770 boe/d a year earlier.  Third quarter 2006 production averaged 74,475 boe/d as compared to 70,061 boe/d during the second quarter.  As we mentioned in the first quarter analysis, production volumes were impacted by the unexpected decline of the D3a production at Acheson.  In the second quarter production was further impacted by continued declines at the D3a pool in Acheson, unplanned turnarounds, tie-in delays, spring break-up and unseasonably wet weather.  Third quarter production was affected by an extended turnaround at the Mitsue Gas Plant as well as unplanned turnarounds at third party facilities and tie-in delays associated with our second quarter capital program.

COMMODITY PRICES

The price of West Texas Intermediate crude averaged US$68.29/bbl during the first nine months of 2006, up 23 percent from the average price of US$55.45/bbl for the same period in 2005.  WTI during the third quarter averaged US$70.55/bbl an increase of 11 percent from an average of US$63.16/bbl in the third quarter of 2005.  Prices have increased due to continued political concerns over the security of global crude oil supplies coupled with continued strong global economic growth, especially in China and throughout the rest of Asia.

For the nine months ended September 30, 2006, we received an average oil price of $63.03/bbl as compared to $57.28/bbl for the comparable period in 2005.  Our average oil price during the quarter was $67.27/bbl compared to $67.29/bbl reported during the second quarter of 2006. Canetic’s corporate average oil price differential to the benchmark NYMEX WTI futures contract narrowed slightly in the third quarter to $11.98/bbl compared to $12.05/bbl in the second quarter due to normal seasonal pricing changes in heavy oil differentials.

The AECO Daily Index gas price averaged $6.35/mcf for the first nine months of 2006, down 19 percent from the average price of $7.85/mcf for the same period in 2005.  The AECO Daily Index price for the third quarter of 2006 was $5.55/mcf, eight percent lower than the second quarter 2006 price of $6.00/mcf.

Our average natural gas price was $7.04/mcf for the nine months ended September 30, 2006 as compared to $7.98/mcf during the same period in 2005.  The third quarter natural gas price averaged $6.21/mcf as compared to $5.97/mcf in the second quarter.

The Canadian dollar  averaged US$0.883 during the first nine months of the year compared to US$0.817 for the same period last year.  As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production.  Canetic mitigates the impact of exchange rate fluctuations by either entering into foreign exchange contracts directly or executing some portion of our crude oil swaps in Canadian dollars.  In the first nine months of the year, Canetic had no foreign exchange contracts, but had hedged 5,775 bbl/d of its crude oil production using Canadian dollar denominated swaps.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended September 30		Nine Months Ended September 30
Revenue ($000s)	2006	2005	2006	2005
Natural gas	103,604	89,725	335,544	226,535
Crude oil and natural gas liquids	264,898	127,724	724,509	339,616
Petroleum and natural gas sales	368,502	217,449	1,060,053	566,151

Petroleum and natural gas sales, before royalties and transportation costs increased to $1,060.1 million for the nine months ended September 30, 2006, up 87 percent from $566.2 million reported for the corresponding period in 2005.  Revenue for the third quarter increased to $368.5 million, 70 percent higher than the $217.4 million recorded in the third quarter 2005 and eight percent higher than the $341.2 million recorded in the second quarter 2006.

Although revenues have been positively impacted by increased production volumes associated with the acquisition which closed August 31, 2006 and the merger of Acclaim and Starpoint which closed January 5, 2006, and despite stable quarter over quarter oil prices, they have been impacted by weaker natural gas prices in the third quarter.

ROYALTIES

	Three Months Ended September 30		Nine Months Ended September 30
Royalties ($000s)	2006	2005	2006	2005
Royalties, net of ARTC	62,432	49,126	194,651	123,420
Percentage of petroleum and natural gas revenue	16.9	22.6	18.4	21.8
$/boe	9.11	13.27	9.84	11.09

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments.  Overriding royalties are also paid to other parties according to contracts.  In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price.  The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 35 percent on old gas.  The vast majority of our gas production is from new gas.  In today’s gas price environment, we are subject to the maximum rates.  Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta and Saskatchewan.  Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

For the nine months ended September 30, 2006, royalties totalled $194.7 million as compared to $123.4 million during the same period a year earlier.  As a percentage of sales, royalties averaged 18.4 percent during the first nine months of 2006 as compared to 21.8 percent in the same period in 2005.

During the third quarter 2006, royalties averaged $9.11 per boe or approximately 16.9 percent of Canetic’s total petroleum and natural gas sales price (before financial derivatives) of $53.78 per boe.  This compares to $13.27 per boe or 22.6 percent of the average sales price reported for the same period in 2005 and $10.21 per boe or 19.1 percent of the average sales price reported for the second quarter 2006.  The reduction in royalty rate during the quarter reflects a lower natural gas price and one-time adjustments made to freehold mineral taxes.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2006 will approximate 18 to 19 percent.  Although royalties associated with the Property Interests have averaged 21 percent of the average sale price, we are expecting a slight reduction in the fourth quarter due to the weakness in natural gas prices.

OPERATING COSTS

	Three Months Ended September 30		Nine Months Ended September 30
Operating Costs ($000s)	2006	2005	2006	2005
Operating costs	66,579	33,218	178,226	92,518
$/boe	9.72	8.98	9.01	8.31

Our operating costs, net of processing fees, for the nine months ended September 30, 2006, increased to $178.2 million as compared to $92.5 million during the same period a year earlier primarily as a result of increased production volumes and increases in the cost of services.  On a unit-of-production basis, operating costs averaged $9.01 per boe as compared to $8.31 per boe during the same period a year earlier.

During the third quarter operating costs totalled $66.6 million or $9.72 per boe as compared to $33.2 million or $8.98 per boe for the same period in 2005 and $8.80 per boe during the second quarter 2006.  Although operating costs generally have increased due to higher service costs in the field, certain additional costs continue to be incurred to ensure the predictability of production during periods of higher commodity prices.  In addition, operating costs in the third quarter reflect the annual payment of property taxes, plant turnaround and maintenance costs, and extensive well maintenance and workover programs which continue to be undertaken to maximize production and optimize plant utilization.  Operating costs during the quarter were also impacted by late joint venture billings from partners on non-operated properties in the amount of approximately $4.0 million or $0.58 per boe.  We expect operating costs to average between $8.50 - $9.00 for the remainder of 2006.

Although operating costs year-over-year increased on a unit-of-production basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.  As we continue to experience higher field service costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.  To date Canetic has been successful in maintaining control of our operating costs in a high priced operating environment and will continue to focus on doing so.

PETROLEUM AND NATURAL GAS TRANSPORTATION

	Three Months Ended September 30		Nine Months Ended September 30
Transportation ($000s)	2006	2005	2006	2005
Transportation expense	4,980	2,262	13,716	6,581
$/boe	0.73	0.61	0.69	0.59

During the third quarter, transportation costs totalled $5.0 million or $0.73 per boe as compared to $2.3 million or $0.61 per boe for the same period in 2005.

NET EARNINGS PER UNIT OF PRODUCTION

	Three Months Ended September 30		Nine Months Ended September 30
Netbacks ($/boe)	2006	2005	2006	2005
Petroleum and natural gas revenue	53.78	58.76	53.61	50.87
Less:
Royalties	9.11	13.27	9.84	11.09
Operating costs	9.72	8.98	9.01	8.31
Transportation costs	0.73	0.61	0.69	0.59
Net operating income	34.22	35.90	34.07	30.88
General and administrative	1.29	1.59	1.42	1.43
Interest on long-term debt	2.03	0.86	1.73	0.88
Interest on convertible debentures	0.28	0.24	0.20	0.35
Unit-based compensation – cash paid	0.40	0.06	0.14	0.06
Realized loss on financial derivatives	(0.12)	7.27	0.65	4.89
Current and large corporation tax	1.12	0.84	0.58	0.44
Funds flow from operations	29.22	25.04	29.35	22.83
Depletion, depreciation and amortization	24.61	16.91	23.72	16.03
Accretion	0.42	0.32	0.39	0.32
Unrealized (gain) loss on financial derivatives	(10.57)	4.81	(4.03)	6.11
Future income tax expense (recovery)	0.06	(1.75)	(3.98)	(2.59)
Non-cash unit-based compensation	(0.27)	2.98	0.85	1.41
Net earnings	14.97	1.77	12.40	1.55

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
General and Administrative Expenses ($000s)	2006	2005	2006	2005
G&A expenses	14,017	7,862	42,204	22,776
Overhead recoveries	(5,147)	(1,982)	(14,041)	(6,895)
Net G&A expenses	8,870	5,880	28,163	15,881
$/boe	1.29	1.59	1.42	1.43

General and administrative expenses (“G&A”) net of overhead recoveries on operated properties totalled $28.2 million for the nine months ended September 30, 2006, as compared to $15.9 million during the same period in 2005.  The most significant components of G&A expenses include head office employee compensation costs and office lease costs.  With the 2006 acquisitions, we increased our labour force and associated office space to manage the acquired assets.

On a unit-of-production basis, general and administrative expenses have decreased, quarter over quarter, from $1.79 per boe in the second quarter of 2006 to $1.29 per boe in the third quarter of 2006.  During the second quarter we made payments to our employees pursuant to our short-term incentive program.  This cash compensation increased G & A in the second quarter by approximately $0.25 per boe.

For the remainder of 2006, we anticipate general and administrative expenses to average $1.30 – $1.40 per boe.

INTEREST EXPENSE ON BANK DEBT

	Three Months Ended September 30		Nine Months Ended September 30
Interest Expense ($000s)	2006	2005	2006	2005
Interest expense	13,908	3,186	34,197	9,830
Bank loans	1,223,016	336,929	1,223,016	336,929

Interest expense, representing interest on bank debt, increased to $34.2 million or $1.73 per boe from $9.8 million or $0.88 per boe a year earlier.  In addition to slightly higher interest rates due to increases in the Bank of Canada lending rate during the first nine months, average debt levels have increased as a result of the corporate and property acquisitions made during the year. At September 30, 2006, $1.2 billion was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future quarters will reflect our higher debt levels.  Average interest rates incurred by Canetic during the first nine months of 2006 averaged approximately 5.4 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $4.0 million for the nine months ended September 30, 2006 as compared to $3.9 million for the same period in 2005.  During the quarter debentures totalling $230.0 million were issued in conjunction with the most recent acquisition and $3.5 million were converted to trust units.  At September 30, 2006, debentures totalling $263.4 million remain outstanding.

INTEREST RATE RISK MANAGEMENT

Canetic has assumed, through the StarPoint Arrangement, fixed interest rate swaps between January 6, 2006 and September 30, 2007 covering $40.0 million of principal, with interest rates varying between 3.58 percent and 3.65 percent, plus a stamping fee.  The fair value of the fixed interest swaps at September 30, 2006, was a gain of approximately $0.4 million.

UNIT-BASED COMPENSATION

On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan.  The plan authorizes the Board of Directors to grant rights to acquire up to five percent of the trust units outstanding to directors, officers, employees and consultants of the Trust and its affiliates.  These rights consist of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”).  The number of units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board of Directors may determine.  A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units to be issued.  The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU  is outstanding.

For the nine months ended September 30, 2006, the Trust recorded a compensation expense of $19.6 million (2005 - $16.4 million) and capitalized unit-based compensation of $4.4 million (2005 – $nil).  Upon vesting, the obligation may be settled in units or cash, therefore, the September 30, 2006 compensation liability of $16.3 million (2005 - $20.0 million) has been classified as a current liability.  The compensation liability is remeasured each period at the current market price.  The September 30, 2006 compensation liability was based on the period-end closing price of $18.91 and the number of RTU’s and PTU’s outstanding at that time.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totalled $168.6 million as compared to $62.6 million for the same period in 2005.  On a unit-of-production basis, depletion, depreciation and amortization costs averaged $24.61 per boe as compared to $16.91 per boe during the same quarter in 2005.  The increase in depletion rate results from the characteristics inherent in the assets acquired in 2006.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movement, while retaining the opportunity to participate in favourable price movements.  This practice allows us to generate stable funds flow from operations for distributions and to ensure positive economic returns on capital development and acquisition activities.  For the nine months ended September 30, 2006, we realized a net derivative loss of $12.8 million (2005 - $54.5 million) related to financial derivative instruments put in place to manage commodity price risk.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period.  Any changes in the fair value of the financial contracts are included in net earnings for the period.  At September 30, 2006, we recorded a current financial derivative asset of $12.4 million, a current financial derivative liability of $13.8 million and a long-term financial derivative liability of $8.4 million.  The estimated fair value is based on a mark-to-market calculation as at September 30, 2006 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.  For the nine months ended September 30, 2006, Canetic recorded an unrealized financial derivative gain of $79.8 million (2005 – loss of $68.0 million), which represents the change in the mark to market calculations from December 31, 2005.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q4 2006	2007	2008
Natural Gas
Fixed Price Volume (Gj/d)	30,000	5,000	-
Fixed Price Average ($/Gj)	$ 7.85	$ 8.47	$ -
Collars Volume (Gj/d)	75,000	54,167	-
Collar Floors ($/Gj)	$ 7.39	$ 7.42	$ -
Collar Caps ($/Gj)	$ 11.75	$ 11.42	$ -
Total Volume Hedged (Gj/d)	105,000	59,167	-
Crude Oil
CAD Denominated Fixed Price Volumes (bbl/d)	6,750	8,000	250
CAD Denominated Fixed Price Average ($/bbl/d)	$ 68.23	$ 67.26	$ 72.20
US Denominated Fixed Price Volume (bbl/d)	1,500	1,500	-
US Denominated Fixed Price Average ($US/bbl)	$ 48.11	$ 48.11	$ -
Participating Swaps (bbl/d)	1,000	-	-
Participating Swaps ($US/bbl)(1)	$ 47.50	$ -	$ -
Collars Volume (bbl/d)	6,500	6,000	5,000
Collar Floors ($US/bbl)	$ 48.85	$ 58.00	$ 63.00
Collar Caps ($US/bbl)	$ 64.57	$ 80.76	$ 83.23
Total Volume Hedged (bbl/d)	15,750	15,500	5,250

(1) Crude Oil Participating Swaps participate in 67 percent of any price rise above $47.50 in 2006

ASSET RETIREMENT OBLIGATIONS

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

As of September 30, 2006, the amount recorded as the fair value of our asset retirement obligations liability was $140.2 million.  The increase from the estimated obligation at December 31, 2005 of $68.2 million results from the inclusion of the StarPoint assets and the Property Interests.  During the nine months ended September 30, 2006, Canetic incurred $10.6 million of actual abandonment and reclamation costs and recorded accretion of $7.8 million.

INCOME TAXES

In our current structure, payments are made between the operating entities and the Trust, ultimately transferring  both current and future income tax liability to our unitholders.  Therefore, no material cash income taxes have been paid, or are expected to be paid,  by our operating entities.

For the nine months ended September 30, 2006, Canetic recognized a future tax recovery of $78.6 million.  In the third quarter  of 2006, a future income tax expense of $0.4 million was recognized.  This is compared to a recovery of $59.6 million in the second quarter of 2006.  The second quarter’s recovery included a future tax benefit of $35.7 million resulting from reductions in federal and provincial corporate tax rates and elimination of the federal surtax which became substantively enacted during the period.  The remaining variance relates to changes in temporary differences primarily in respect of higher unrealized gains on financial derivatives recognized during the third quarter of the year.

Current taxes for the nine months ended September 30, 2006 were $11.4 million and consist primarily of provincial capital taxes.  During the second quarter of 2006, the federal government eliminated the Large Corporations tax, effective January 1, 2006.

Estimated Income Tax Pools ($000s)	September 30, 2006
Undepreciated capital costs	318,038
Canadian oil and gas property expense	463,427
Canadian exploration expense	7,152
Canadian development expense	346,515
Financing charges	46,173
Total estimated income tax pools	1,181,305

LIQUIDITY AND CAPITAL RESOURCES

On August 2, 2006, concurrent with the approximately $900 million acquisition, Canetic announced a $690 million bought deal equity and debenture issue.  The net proceeds of $657.8 million in addition to bank borrowing under our credit facility were utilized to fund the acquisition.  In addition, Canetic purchased working capital at May 31, 2006, of $89.1 million by drawing upon its bank facility. Working capital included approximately $48.6 million of cash.  Under the terms of the agreement Canetic will be kept whole in the event of uncollectability or valuation of working capital.

We finance our operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowings from our credit facility.  The amount of equity we raise through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, our unit price and the status of the capital markets.  We believe our sources of cash will be sufficient to fund our operations and anticipated capital expenditure program in the fourth quarter as well as make current monthly distribution payments.  Our ability to fund will also depend on performance and is subject to commodity prices and other economic conditions which may be beyond our control.

Canetic’s capital structure as at September 30, 2006, was as follows:

$000s, except per unit amounts	Amount	%	$/unit
Debt
Bank debt	1,223,016	24	5.45
Working capital deficiency	32,769	-	0.13
Net debt	1,255,785	24	5.58
Convertible debentures	263,382	5	1.17
Unitholder’s equity	3,662,543	71	16.33
Total capitalization	5,181,710	100	23.08

Bank Debt

Canetic has an unsecured covenant based credit facility with a syndicate of financial institutions in the amount of $1.6 billion including a $50.0 million operating facility.  This facility was increased in the third quarter from $1.1 billion upon closing of the acquisition.  The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  The loan has therefore been classified as long-term on the balance sheet.

Our net debt at December 31, 2005 and September 30, 2006 is reconciled as follows:

	December 31, 2005
Net Debt ($000s)	September 30, 2006	Acclaim	StarPoint(1)	Total
Bank debt	1,223,016	309,146	434,123	743,269
Working capital deficiency	32,769	45,630	101,477	147,107
Net debt	1,255,785	354,776	535,600	890,376

(1) As at closing, January 5, 2006.

At September 30, 2006, $1.2 billion was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed.  At September 30, 2006, Canetic had a working capital deficiency of $32.8 million including a financial derivative liability of $13.8 million.  The increase in bank debt quarter over quarter includes $306.5 million drawn on the facility related to the acquisition of Property Interests which closed on August 31, 2006.  As part of this acquisition Canetic acquired $89.1 million of working capital.

Convertible Debentures

As at September 30, 2006, we had convertible debentures outstanding of $263.4 million.  The debentures consist of  the StarPoint 9.4% convertible unsecured subordinated debentures, StarPoint 6.5% convertible, extendible, unsecured, subordinated debentures, Acclaim 8% convertible, extendible, unsecured, subordinated debentures, Acclaim 11% convertible, extendible, unsecured, subordinated debentures and Canetic 6.5% convertible, extendible, unsecured, subordinated debentures.

The debentures are convertible into Canetic trust units at the following conversion prices:

•

Starpoint 9.4% Debentures (CNE.DB.A) - $16.02. Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;

•

Starpoint 6.5% Debentures (CNE.DB.B) - $18.96. Each $1,000 principal amount of Starpoint 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;

•

Acclaim 8% Debentures (CNE.DB.C) - $15.56. Each $1,000 principal amount of 8% Debentures is convertible into approximately 64.27 Canetic trust units;

•

Acclaim 11% Debentures (CNE.DB.D) - $11.24. Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units; and

•

Canetic 6.5% Debentures (CNE.DB.E) - $26.55. Each $1,000 principal amount of Canetic 6.5% Debentures is convertible into approximately 37.66 Canetic trust units.

The following table is a summary of the dollar value of issuances and conversions of the convertible debentures:

Convertible Debentures ($000s)	9.4% (CNE.DB.A)	6.5% (CNE.DB.B)	8% (CNE.DB.C)	11% (CNE.DB.D)	6.5% (CNE.DB.E)	Total
Balance, December 31, 2004	$ -	$ -	$ 72,901	$ 6,562	$ -	$ 79,463
Converted to units	-	-	(59,330)	(3,844)	-	(63,174)
Balance, December 31, 2005	-	-	13,571	2,718	-	16,289
Acquisition of StarPoint	9,255	43,944	-	-	-	53,199
Acquisition of Property Interests	-	-	-	-	230,000	230,000
Converted to units	(3,597)	(26,121)	(5,459)	(929)	-	(36,106)
Balance, September 30, 2006	$ 5,658	$ 17,823	$ 8,112	$ 1,789	$ 230,000	$263,382

Units Available Upon Conversion(000s)	9.4% (CNE.DB.A)	6.5% (CNE.DB.B)	8% (CNE.DB.C)	11% (CNE.DB.D)	6.5% (CNE.DB.E)	Total
Balance, December 31, 2004	-	-	4,501	560	-	5,061
Converted to units	-	-	(3,662)	(328)	-	(3,990)
Balance, December 31, 2005	-	-	839	232	-	1,071
Adjustment to conversion ratio	-	-	32	10	-	42
Acquisition of StarPoint	576	2,313	-	-	-	2,889
Acquisition of Property Interests	-	-	-	-	8,663	8,663
Converted to units	(223)	(1,373)	(350)	(82)	-	(2,028)
Balance, September 30, 2006	353	940	521	160	8,663	10,637

On August 24, 2006, Canetic issued $230.0 million principal amount of 6.5% convertible, extendible, unsecured, subordinated debentures to partially fund the acquisition.  The debentures have a face value of $1,000 per debenture, a coupon of 6.5%, a final maturity date of December 31, 2011 and are convertible into trust units of Canetic at a price of $26.55 per trust unit.

On June 15, 2004, Acclaim issued $75.0 million principal amount of 8% convertible, extendible, unsecured, subordinated debentures.  The debentures have a face value of $1,000 per debenture, a coupon of 8%, a final maturity date of August 31, 2009, and are convertible into trust units of Canetic at a price of $15.56 per trust unit.

In December 2002, Acclaim issued $45.0 million principal amount of 11% convertible, extendible, unsecured, subordinated debentures.  The debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.

Convertible Debentures Assumed on Acquisition of StarPoint

StarPoint issued $60.0 million of 6.5% convertible, extendible, unsecured, subordinated debentures (the “StarPoint 6.5% Debentures”) on May 26, 2005.  The Starpoint 6.5% Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, in the trust units of Canetic at a conversion price of $18.96 per trust unit.  The Starpoint 6.5% Debentures are not redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the Starpoint 6.5% Debentures may be redeemable in whole or in part, at a price of $1,050 per debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025 per debenture.

In connection with the StarPoint/APF Energy Trust Combination, and pursuant to a debenture agreement dated June 27, 2005, the 9.4%  Debentures were assumed by StarPoint. The 9.4% unsecured, subordinated, convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units of Canetic at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit.  The 9.4% Debentures become redeemable at $1,050 per 9.4% Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 per debenture after July 31, 2007 and before maturity.

Trust Unit Capital

As at September 30, 2006, we had issued capital of 224.5 million trust units.

During the three months ended September 30, 2006, Canetic issued 20,769,000 trust units concurrently with the closing of the $930 million acquisition on August 31, 2006 for net proceeds of $437.0 million.

The merger of Acclaim and StarPoint on January 5, 2006, occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax-deferred basis.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each unit held and each StarPoint unitholder received 1.0000 Canetic trust unit for each unit they held.  A total of 106.2 million units were issued pursuant to the arrangement.  Also pursuant to the arrangement, all exchangeable shares were exchanged for  trust units.

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
a) Trust Units	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to acquisition of Property Interests, net of costs	20,769	437,001	-	(350)
Employee unit savings plan	181	4,025	89	1,646
Distribution reinvestment plan	1,313	28,340	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	-	-
Properties contributed to TriStar	-	(5,000)	-	-
Conversion of debentures	2,028	40,732	3,990	63,174
Exchange of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	2,056	46,652	378	7,170
Balance, end of period	224,530	4,205,576	91,583	1,087,459

b) Exchangeable Shares	Units (000s)	Amount ($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	-
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, September 30, 2006	-	-

As of September 30, 2006, there were 753,466 RTU’s and 1,284,936 PTU’s outstanding.  The Trust’s basic weighted average units outstanding totalled 199.6 million for the nine months ended September 30, 2006.

Contractual Obligations And Commitments

In addition to financial derivative commitments, the Trust has the following contractual obligations as at September 30, 2006:

Contractual Obligations ($000s)	Total	2006	2007	2008	2009	2010	Thereafter
Credit facility	$1,223,016	$ -	$ -	$ -	$ -	$ -	$1,223,016
Convertible debentures	263,382	-	1,789	5,658	8,112	17,823	230,000
Office lease	26,206	1,637	6,325	6,295	6,295	3,231	2,423
Pipeline contract	6,463	347	636	802	814	877	2,987
Total	$1,519,067	$ 1,984	$ 8,750	$ 12,755	$ 15,221	$ 21,931	$1,458,426

Funds Flow From Operations

Funds flow from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow from operations is reconciled as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2006	2005	2006	2005
Cash flow from operating activities	138,644	83,329	485,823	199,167
Asset retirement costs incurred	4,639	1,823	10,563	4,073
Changes in non-cash working capital	56,985	7,527	83,676	50,758
Funds flow from operations	200,268	92,679	580,062	253,998

For the nine months ended September 30, 2006, funds flow from operations totalled $580.1 million or $2.91 per basic unit, representing a 128 percent increase from the $254.0 million, or $2.88 per basic unit during the same period in 2005.  Our 2006 cash flow included a realized loss on financial derivative contracts of $12.8 million as compared to a loss of $54.5 million in 2005.  The increase is due to higher production levels and higher commodity prices generally received during the year.

At September 30, 2006, Canetic’s working capital increased by $13.0 million compared to December 31, 2005.  This increase was a result of a $116.2 million increase in accounts receivable and prepaids, a $12.4 million increase in the financial derivative asset and a $9.2 million decrease in the financial derivative liability, offset by a $47.1 million increase in accounts payable, a $33.8 million increase in distributions payable and a $43.9 million increase in the taxes payable.  The Trust’s management does not foresee any inability to meet obligations as they come due.

CAPITAL EXPENDITURES

	Three Months Ended September 30		Nine Months Ended September 30
Capital Expenditures ($000s)	2006	2005	2006	2005
Land	3,812	3,250	12,615	6,202
Geological and geophysical	154	753	2,109	2,575
Drilling, completion and equipping	41,134	20,465	130,756	41,936
Workovers and recompletions	38,461	7,351	82,167	24,998
Production equipment and facilities	20,863	6,556	29,566	24,540
Net development expenditures	104,424	38,375	257,213	100,251
Property acquisitions	4,480	1,221	28,349	9,947
Properties contributed to TriStar	-	-	(5,000)	-
Property dispositions	-	-	-	(4,610)
Net capital expenditures	108,904	39,596	280,562	105,588
Acquisition of StarPoint	-	-	2,511,746	-
Acquisition of Property Interests	967,204	-	967,204	-
Office equipment	3,780	872	6,843	2,029
Asset retirement obligation change in estimate	767	803	2,239	803
Capitalized non-cash compensation	(2,240)	-	4,414	-
Total capital expenditures	1,078,415	41,271	3,773,008	108,420

For the nine months ended September 30, 2006, expenditures for development activities totalled $257.2 million as compared to $100.3 million during the same period in 2005.  A total of 263 gross (125.6 net) wells were drilled during the first nine months, compared to 88 gross (54.1 net) wells during the same period in 2005 resulting in 150 gross (59.0 net) natural gas wells and 101 gross (59.4 net) oil wells.

For the remainder of 2006 the Trust has plans to drill more than 30 operated wells.  Our 2006 capital budget, as approved by the Board of Directors, totals $316.0 million for exploitation and development activities.  Based on current commodity prices, these projects will be financed primarily with internally generated cash, with any shortfall financed with bank debt.

CASH DISTRIBUTIONS

Effective with the merger with StarPoint, Canetic set its monthly distribution at $0.23 per unit per month beginning with distributions payable on February 15, 2006.  This represented an 18 percent increase to former Acclaim unitholders and a five percent increase to former StarPoint unitholders

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2006	2005	2006	2005
Funds flow from operations	200,268	92,679	580,062	253,998
Cash distributions	144,859	52,297	416,974	154,216
Distributions per unit	0.6900	0.5850	2.0700	1.7551
Payout ratio	72	56	72	61

Our policy is to distribute the net funds flow from operations of our petroleum and natural gas properties to our unitholders on a monthly basis with a portion of funds flow from operations withheld to fund capital expenditures and/or repay bank debt.  Although the level of funds retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted funds flow from operations, debt levels, spending plans, and taxability.  Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level.  Funds flow from operations if any, in excess of distributions will be available to fund the 2006 capital expenditure program and/or reduce bank indebtedness.

For the nine months ended September 30, 2006, our payout ratio increased to 72 percent as we generated $580.1 million of funds flow from operations and distributed $417.0 million.  Our payout ratio for 2005 averaged 58 percent, including a fourth quarter 2005 payout ratio of 50 percent.  The payout ratio for the nine months ended September 30, 2006, would have approximated 71 percent had it not been for backing out StarPoint funds flow from operations for the first four days of January.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2006 to approximate 70 - 75 percent.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property.  The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s.  Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year.  An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable (return of capital) cash distributions received from the date of acquisition.  To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006.  For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.

For 2006, Canetic estimates that 85 to 100 percent of cash distributions will be taxable and nil to 15 percent will be a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, volumes, commodity prices, foreign exchange rates and other factors.

U.S. Taxpayers

Prior to 2005, U.S. unitholders who received cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  Legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution.  U.S. taxpayers are eligible for a foreign tax credit with respect to Canadian withholding taxes paid.  The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles.  The taxable portion so determined, is considered to be a dividend for U.S. tax purposes.  For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis).  The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition.  However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.87 percent a tax-deferred return of capital.

For 2006, we estimate that 90 to 100 percent of distributions may be taxable with the balance representing a tax-deferred return of capital.  Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively.  Total costs associated with the incident are currently estimated to approximate $50.0 million.  Canetic continues to work through the claims process with its insurers.  At September 30, 2006, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million.

BUSINESS RISKS

The operations of Canetic are subject to underlying risks associated with the business of the Trust.  For a detailed discussion of business risks, please refer to “Risk Factors” in the Trust’s most recently filed Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the effectiveness of Canetic’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, and have concluded that such disclosure controls and procedures are effective.

OUTLOOK

We will continue to actively exploit our asset base with plans to participate in the drilling of up to 30 operated wells in the fourth quarter of 2006.  We are very pleased with the success of our drilling and optimization programs year to date.  Canetic currently has four active rigs and will exit the year with four or five rigs working.

Canetic Management currently anticipates exiting 2006 with production of approximately 82,000 boe per day.  This estimate incorporates the impact of start-up and maintenance issues at Mitsue, which will extend into the first quarter of 2007.  It also reflects the delay of projects on the recently acquired Samson properties as well as the impact of adjustments to our operated drilling program in the third and fourth quarter, whereby we shifted the focus of the program from near term production adds to programs designed to achieve higher economic returns in a weaker natural gas environment.  The anticipated exit rate for 2006 remains subject to the ongoing performance of recently drilled wells in our Acheson D3a pool as well as certain wells drilled in Pouce Coupe in northern Alberta at Alderson and Suffield West in southern Alberta.

Management currently anticipates providing guidance for 2007 production in early December following approval of Canetic’s 2007 Capital Budget by the Board of Directors.

On October 31, 2006, the Canadian Minister of Finance proposed changes to the taxation of Canadian income trusts.  The effect of the impending legislation is to tax income generated by income trusts at the same level as income generated by corporations.  Income trusts in existence on the date of the announcement would not be subject to this new tax until the taxation year 2011.  Canetic’s distributions will not be subject to the new measures until then.  We will continue to review the legislation and information as it becomes available and consider the impact on our business.

Notwithstanding the recent announcement by the Canadian Minister of Finance, Canetic believes it remains committed and well positioned both financially and operationally to continue to deliver solid returns to our investors in the years ahead.  Until the rules underlying the proposal put forward by the Minister of Finance are released in legislative form and passed into law, it is uncertain what the impact of such rules will be to the Trust and its Unitholders. We will continue to review the legislation and information as it becomes available and position our business accordingly.

FORWARD-LOOKING STATEMENTS

Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities law and necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, inability to access sufficient capital from internal and external sources and changes in legislation, including but not limited to income tax and environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Forward-looking statements in this document include, but are not limited to, production volumes, reserves volumes, operating costs, commodity prices, the Trust’s ability to meet it’s financial obligations, future cash distribution levels, payout ratios, the taxability of future cash distributions, capital spending, access to credit facilities and regulatory changes.  For this purpose, any statements that are contained in this document that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements often contain terms as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

 CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P.Eng
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm, ICD.D, Calgary, Alberta (1) (2) (3) (4) (5)
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta (1)(2)
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Peter W. Comber, MBA, CA, Toronto, Ontario (1) (3)

Murray M. Frame, Calgary, Alberta (2) (4) (5)

Daryl Gilbert, P.Eng, Calgary, Alberta (1) (2) (5)

Nancy M. Laird, MBA, Calgary, Alberta (3) (4)

R. Gregory Rich, MBA, P.Eng, Houston, Texas (3) (4)

(1)

Member of the Audit Committee

(2)

Member of the Reserves Committee

(3)

Member of the Human Resources and Compensation Committee

(4)

Member of the Corporate Governance and Nominating Committee

(5)

Member of the Health, Safety and Environment Committee

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

JP Morgan Chase Bank, N.A.

Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

Trust Units:  CNE.UN
Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B;
8.0% CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E

New York Stock Exchange

Trust Units: CNE